K-TRONIK TO SELL BALLAST BUSINESS

Toronto, Ontario, January 31st, 2005 – Eiger Technology, Inc. (TSX: AXA, OTCBB: ETIFF)announces thatK-Tronik International Corp. (OTCBB: KTRK) ("K-Tronik") has entered into an agreement (the “Agreement”) to sell all of its interest in and to the fixed assets of its subsidiary, K-Troniks Asia Ltd. (“K-Troniks Asia”) for consideration of USD$260,000 (the “Purchase Proceeds”).  The purchaser is FineTech Co. Ltd. (“FineTech”).

The terms of the Agreement call for K-Troniks Asia to use the Purchase Proceeds to retire the debts of K-Troniks Asia to FineTech.

K-Tronik and FineTech (collectively, the “Parties”) have also entered into concurrent letter and pledge agreements (the “Letter Agreement” and the “Pledge Agreement” respectively) whereby K-Tronik transfers to FineTech ownership of all of the issued and outstanding shares of K-Tronik N.A. Inc., its US subsidiary which owns K-Troniks Asia.

The transfer of the shares of K-Tronik N.A. Inc. has not yet been effected but is expected to be effected shortly.

Prior to entering into these transactions with FineTech, K-Tronik was the sole shareholder of K-Tronik N.A. Inc. which produced electronic ballasts through its subsidiary K-Troniks Asia.

Upon final closing of the agreements described above, it is expected that FineTech will own all of the issued and outstanding shares of K-Tronik N.A. Inc. and the assets of K-Troniks Asia.  It is further expected that K-Tronik will no longer be engaged in the business of manufacturing, distributing or selling electronic ballasts.

Eiger Technology sees this as a step in restructuring of debt in its subsidiaries and upon completion of this transaction, K-Tronik will be reviewing opportunities to enhance shareholder value through acquisition.

Eiger Technology, Inc., headquartered in Toronto, Ontario, is a publicly traded company listed on the Toronto Stock Exchange.  Its shares also trade on the NASD’s OTCBB under the symbol “ETIFF”. For more information please refer to >www.sedar.com, visit 68: www.eigertechnology.com or contact: Jason Moretto, Chief Financial Officer, Eiger Technology, Inc. Telephone: (416) 216-8659, Ext. 302, jmoretto@eigertechnology.com

The management of the Company, who take full responsibility for its content, prepared this press release.  The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger’s current expectations.  These statements involve risks and uncertainties including, without limitation, Eiger’s ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations and overall market conditions.  Consequently, actual events and results in future periods may differ materially from those currently expected.